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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                            For the month of May 2004

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F [X]                         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes [ ]                               No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-                .)
                                      ----------------
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   BANCOLOMBIA S.A.
                                                     (Registrant)

Date: May 14, 2004                      By /s/ JAIME ALBERTO VELASQUEZ B.
                                          ------------------------------
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

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[BANCOLOMBIA LOGO]

           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 135,051
                  MILLION DURING THE FIRST FOUR MONTHS OF 2004

Medellin, COLOMBIA. May 13 , 2004. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported unconsolidated net income of Ps 16,644(1) million for the month ended April 30, 2004. For the four months ended April 30, 2004 the Bank reported accumulated net income of Ps 135,051 million, 51.6% higher than for the same period in 2003.

Total net interest income, including investment securities, amounted to Ps 52,146 million in April 2004 and Ps 297,706 million for the four-month period ended April 30, 2004. Additionally, total net fees and income from services amounted to Ps 25,009 million in April 2004 and Ps 97,887 million for the four-month period ended April 30, 2004.

Total assets amounted to Ps 11.7 trillion in April 2004, 19.7% higher than the reported in April 2003. Total deposits increased approximately 12.7% to Ps 7.1 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.57 trillion in April 2004, which constitutes a 30.8% increase over the Ps 1.20 trillion reported in April 2003.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.0% as of April 30, 2004, and the level of allowance for past due loans was 247%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in April 2004 was as follows: 12.5% of total deposits, 13.5% of total net loans, 10.7% of total savings accounts, 18.4% of total checking accounts and 11.2% of total time deposits.

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* This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

(1)   Exchange Rate May 13, 2004: Ps 2,729.01 = US$ 1. Total outstanding shares:
      576,695,395. 1 ADR = 4 preference shares.

CONTACTS

JAIME A. VELASQUEZ            MAURICIO BOTERO              WWW.BANCOLOMBIA.COM
FINANCIAL VP                  IR MANAGER                   FAX: (574) 2317208
TEL.: (574) 5108666           TEL.: (574) 5108866